SYMETRA MUTUAL FUNDS TRUST
SUBSCRIPTION AGREEMENT

Symetra Mutual Funds Trust, a statutory trust organized under the laws of the State of Delaware (the “Trust”), and Symetra Life Insurance Company (the “Company”), an insurance company organized under the laws of the State of Washington, agree as follows:

1.	Offer and Purchase.

The Trust offers to the Company, and the Company agrees to purchase from the Trust, the number of shares (the “Shares”) indicated below of each of the below-named investment portfolios (each a “Fund”) of the Trust at the price indicated below, on the terms and conditions set forth herein.

Fund	Number of Shares	Price Per Share	Total
Symetra DoubleLine Total Return Fund	1,000,000	$10.00	$ 10,000,000
Symetra DoubleLine Emerging Markets Income Fund	1,000,000	$10.00	$ 10,000,000
Symetra Yacktman Focused Fund	500,000	$10.00	$ 5,000,000
Symetra DFA U.S. CORE Equity Fund	2,500,000	$10.00	$ 25,000,000
Symetra DFA International CORE Equity Fund	2,500,000	$10.00	$ 25,000,000
Symetra Pension Reserve Fund – 2016 (b. 1942-1947)	200,000	$10.00	$ 2,000,000
Symetra Pension Reserve Fund – 2020 (b. 1942-1947)	200,000	$10.00	$ 2,000,000
Symetra Pension Reserve Fund – 2024 (b. 1942-1947)	200,000	$10.00	$ 2,000,000
Symetra Pension Reserve Fund – 2016 (b. 1948-1952)	200,000	$10.00	$ 2,000,000
Symetra Pension Reserve Fund - 2020 (b. 1948-1952)	200,000	$10.00	$ 2,000,000
Symetra Pension Reserve Fund – 2024 (b. 1948-1952)	200,000	$10.00	$ 2,000,000
Symetra Pension Reserve Fund – 2028 (b. 1948-1952)	200,000	$10.00	$ 2,000,000
Symetra Pension Reserve Fund – 2016 (b. 1953-1957)	200,000	$10.00	$ 2,000,000
Symetra Pension Reserve Fund – 2020 (b. 1953-1957)	200,000	$10.00	$ 2,000,000
Symetra Pension Reserve Fund – 2024 (b. 1953-1957)	200,000	$10.00	$ 2,000,000
Symetra Pension Reserve Fund – 2028 (b. 1953-1957)	200,000	$10.00	$ 2,000,000
Symetra Pension Reserve Fund – 2020 (b. 1958-1962)	200,000	$10.00	$ 2,000,000
Symetra Pension Reserve Fund – 2024 (b. 1958-1962)	200,000	$10.00	$ 2,000,000
Symetra Pension Reserve Fund – 2028 (b. 1958-1962)	200,000	$10.00	$ 2,000,000
			$103,000,000
The Company hereby tenders $103,000,000, as shown above, to the Trust as full payment for the number of Shares of the Funds indicated above.

2.	Representations by the Company.

The Company represents and warrants to the Trust that the Shares are being acquired for investment for its own account and not on behalf of any other person or persons and not with a view to, or for sale in connection with, any public distributions thereof.  The Company is purchasing the shares in order to provide an initial investment for the Trust.  The Company also represents and warrants that, to protect other investors, it will only redeem the Shares it holds in each Fund (1) when that Fund’s size is such that the redemption would not result in a material increase in the Fund’s expense ratio or when an expense limitation is in effect, and (2) after consulting with Symetra Investment Management, Inc., the Trust’s investment manager (the “Manager”) to ensure that the Fund’s investment portfolio would not be disrupted by the redemption.  In any event, the Company will not redeem more than 5% of a Fund’s outstanding shares on any single day.

3.	No Right of Assignment.

The Company may not assign its right under this Agreement to purchase the Shares.

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the __ day of April, 2012.

Symetra Mutual Funds Trust

By:           ____________________________
Name:      ____________________________
Title:        ____________________________

Symetra Life Insurance Company

By:           ____________________________
Name:      ____________________________
Title:        ____________________________